                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G

                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO
  RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 2)*

                               Global Sources Ltd.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON SHARES, $.01 PAR VALUE PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G39300 10 1
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

            / /           Rule 13d-1(b)

            /x/           Rule 13d-1(c)

            / /           Rule 13d-1(d)

-------------------

      *     The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The  information  required in the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

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CUSIP No. G39300 10 1                 13G             Page 2 of 5 Pages
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================================================================================
       1       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Harrington Trust Limited
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       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
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       3       SEC USE ONLY

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       4       CITIZENSHIP OR PLACE OR ORGANIZATION

                           Bermuda
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   NUMBER OF            5      SOLE VOTING POWER
    SHARES
  BENEFICIALLY                             2,501,743 shares
   OWNED BY
     EACH      -----------------------------------------------------------------
   REPORTING            6      SHARED VOTING POWER
 PERSON WITH
                                           0 shares
               -----------------------------------------------------------------
                        7      SOLE DISPOSITIVE POWER

                                           2,501,743 shares
               -----------------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER

                                           0 shares
--------------------------------------------------------------------------------
       9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           2,501,743 shares
--------------------------------------------------------------------------------
       10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               / /
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       11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                           9.5%
--------------------------------------------------------------------------------
       12      TYPE OF REPORTING PERSON*

                           OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. G39300 10 1                 13G             Page 3 of 5 Pages
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Item 1.

            (a)         Name of Issuer:         Global Sources Ltd.
            (b)         Address of Issuer's Registered Offices:
                                    Cedar House
                                    41 Cedar Avenue
                                    Hamilton HM 12
                                    Bermuda.

Item 2.

            (a)         Name of Person Filing:  Harrington Trust Limited (the "Reporting Person")
            (b)         Address of Principal Business Office, or if none, Residence:
                                    Cedar House
                                    41 Cedar Avenue
                                    Hamilton HM 12
                                    Bermuda.
            (c)         Place of Organization:  Bermuda
            (d)         Title of Class of Securities: Common Shares
            (e)         CUSIP Number:           G39300 10 1

Item 3. If this  statement is filed  pursuant to Rule  13d-1(b),  or 13d-2(b) or
(c), check whether the person filing is a:

                                    Not Applicable

            (a)         / /         Broker or dealer registered under Section 15 of the Exchange Act.

            (b)         / /         Bank as defined in section 3(c)(6) of the Exchange Act.
            (c)         / /         Insurance company as defined in section 3(a)(19) of the Exchange Act.

            (d)         / /         Investment company registered under section 8 of the Investment Company Act.

            (e)         / /         An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

            (f)         / /         An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

            (g)         / /         A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

            (h)         / /         A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

            (i)         / /         A church plan that is excluded from the  definition of an investment  company under Section
                                    3(c)(14) of the  Investment Company Act.

            (j)         / /         Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership

            (a)         Amount Beneficially Owned: 2,501,743 shares.
            (b)         Percent of Class: 9.5%.
            (c)         Number of shares as to which such person has:

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CUSIP No. G39300 10 1                 13G             Page 4 of 5 Pages
---------------------------                           --------------------------

                        (i)         sole power to vote or direct the vote:  2,501,743 shares.
                        (ii)        shared power to vote or direct the vote: 0 shares.
                        (iii)       sole power to dispose or direct the disposition of:
                                    2,501,743 shares.
                        (iv)        shared power to dispose or direct the disposition of:
                                    0 shares.

Item 5.     Ownership of Five Percent or Less of a Class.

                        If this statement is being filed to report the fact that
                        as of the date hereof the reporting person has ceased to
                        be the beneficial owner of more than five percent of the
                        class of securities, check the following [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

                        The Reporting  Person, a company  organized  pursuant to
                        the  laws  of  Bermuda,  is the  trustee  of The  Global
                        Sources   Employee   Equity   Compensation   Trust  (the
                        "Trust").  The Reporting  Person  administers the monies
                        and other assets of the Trust. By virtue of its position
                        as trustee of the Trust,  the  Reporting  Person has the
                        power to vote and dispose of the  Issuer's  Shares owned
                        by the Trust.

Item 7.     Identification and Classification of the Subsidiary Which Acquired
            the Security Being Reported on by the Parent Holding Company.

                        Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

                        Not Applicable.

Item 9.     Notice of Dissolution of Group.

                        Not Applicable.

Item 10.    Certification.

                        By  signing  below I  certify  that,  to the  best of my
                        knowledge and belief,  the securities  referred to above
                        were not acquired and are not held for the purpose of or
                        with the effect of changing or  influencing  the control
                        of the issuer of the  securities  and were not  acquired
                        and are not held in connection  with or as a participant
                        in any transaction having that purpose or effect.

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CUSIP No. G39300 10 1                 13G             Page 5 of 5 Pages
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                                    SIGNATURE
                                    ---------

            After  reasonable  inquiry  and to the  best  of its  knowledge  and belief,  the  undersigned  certifies  that  the  information  set  forth in this statement is true, complete and correct.

Dated:      29 January 2002                 HARRINGTON TRUST LIMITED

                                            By: /s/ John Harper
                                                -------------------------------
                                                Name:  John C. Harper
                                                Title: Managing Director